Filed by Cerberus Telecom Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Cerberus Telecom Acquisition Corp.

Commission File No. 001-39647

KORE – CTAC – SPAC Insider Webinar Transcript – 5-19-21

Kristi: Good afternoon. Welcome to SPACInsider’s live webinar to discuss the business combination of Cerberus Telecom Acquisition Corporation with KORE Wireless. I’m Kristi Marvin with SPACInsider, and in a few moments, the management teams of both Cerberus Telecom and KORE will give a brief presentation, which will be followed by a Q&A session. Today we have, joining us, Romil Bahl, president and CEO of KORE. Puneet Pamnani, chief financial officer of KORE, Tim Donahue, CEO of Cerberus Telecom, Nick Robinson, co-chief investment officer of Cerberus Telecom, and finally, Michael Palmer co-chief investment officer of Cerberus Telecom. You can submit questions at any time by clicking the Q&A button at the bottom of your Zoom window. With that, I’ll now hand it over to Romil to begin. Romil?

Romil: Thanks very much, Kristi, and good afternoon and welcome to all of you. Thank you for taking a little bit of time to meet with us today. I’m going to try to walk and talk and chew gum all at the same time here. See if I can’t bring up this presentation to just act as a bit of a backdrop for our conversation. Look, Kristi’s already introduced the folks on the call and some of the details of this SPAC transaction we can talk about in Q&A, if somebody is interested, but all of this information is out there in our public investment deck. In keeping and respecting the requests for me to keep the spoken part of this presentation to 15 or 20 minutes, I’m just going to rock and roll right into what we think are the highlights.

Again, there’s a 50-page investment deck out there with a fully recorded webcast, if somebody is really interested. This is a shortened version, focused on these seven highlights that I think we should talk about here for let’s call it 15 minutes and then we’ll look forward to the Q&A and interactivity. The first comment and really, I think perhaps the highlight of highlights is that KORE is an absolute, pure-play IoT company. We help our customers deploy, manage, and scale their IoT applications, whatever their use cases are, whatever they call the problem they’re solving or the solution they’re delivering.

Many of our customers don’t necessarily think they’re in IoT. It just happens to be that just about anything hanging off the internet is an opportunity for us, is scope for what we do, because how do we do the deployment and at scale is through a combination of connectivity solutions and analytic services, which we believe make us a very compelling, absolutely one of a kind, from a positioning standpoint, as we take advantage and get prepared for this decade of IoT that’s coming at us between 2021 and 2030.

Just to put things in perspective, and we’ll talk about this a little bit later, we’re going from roughly 12 billion devices to roughly sub-75 billion IoT devices between 2020 and 2030. You can see a couple of other sub-bullets here on the pure-play IoT. Three straight years, we’ve made leaps and bounds on the Gartner Magic Quadrant, which is really focused on connectivity, which is our bread-and-butter business we’ve been in for a couple of decades. Large, diversified enterprise customer base, over 12 million devices, high growth industries is our focus. That’s point one about the company.

Point two is the market could not be more helpful. I’ve run a public company before, I’ve run a private equity company before. The big difference between those two CEO stints was frankly the market. The tailwinds that we had in the second business I was in versus the first business I ran were remarkably different and guess what? This one has tailwinds like one rarely gets to see. That 12 billion to 75 billion explosions tidal wave of devices that’s coming at us. Because all of these things, eSIM, 5G, edge compute AIoT, where artificial intelligence, AI, meets IoT, are coming together uniquely over the coming few years to really make this a very exciting time.

The third point and this is an often misunderstood or not understood part of our story. People assume that we’re moving from a connectivity-only focus to connectivity solutions analytics because it gives us so many additional revenue and growth levers. They’d be right, but the fundamental reason we’re doing it is because there is a strong need for all of those services. There is a very strong need for a simplified IoT in a box adoption framework because it has been too complicated to adopt IoT over the past decade.

A decade ago, analysts were saying there would be 25 billion connected devices by 2020. How many were there in actuality? About 12. Why did we only meet about half of the hype? Because of all of these complexities that the industry created. We solve for those complexities. We have learned from our couple of decades in machine to machine and IoT, we have served over 10,000 use cases, and so we can simplify the complexities, we can make it easy for customers to adopt IoT. Again, that’s our sort of unique competitive position. We do so with a series of technology and IP stacks, really three major technology stacks that should hopefully clear up for anyone that has a question about our services. We are purely a SaaS IP-powered company. We don’t employ a single consultant in our shop.

500 odd people, hub-and-spoke, classic SaaS model with more stickiness than typical SaaS models, in fact, and a best-of-breed SaaS and PaaS if you ask me to describe the business.

Some of why I say that is bullet five, highly predictable, highly recurrent revenue. When you put a SIM card out there on device and let it go, it can go seven to 10 years. That leaves to the staggering 91-plus percent recurring revenue that we had in 2020. This average visibility, revenue visibility stack that is quite remarkable 90% over three years. We’re going to talk you through a couple of the financial pages. You will see there that gross margins are healthy, EBITDA margins are actually growing beyond 30% in the five-year projections. We provide very strong, free cash flow. We have built a low CapEx very profitable business built on the backs a little bit of these very high CapEx business models, the MNOs, the carriers on the one hand who spend billions of dollars on a spectrum and on towers. Satellites, on the other hand, you’ve got to put your satellites up in the sky, you got to update those birds, keep them up there. We built our business on top of that with very powerful characteristics.

You will find in our financial section, in our public investments deck, that the number we’re asking, “to be underwritten to” is about $414 million of revenue in 2025. That is what I consider to be our base case. That’s about a 17% CAGR over the coming five years. We like to talk about, at KORE, our upside case. We like to talk about a much higher set of aspirations, including M&A activity inorganic activity that we believe we are uniquely opening up. In fact, one of the main reasons for us to go public is indeed to add the financial flexibility to reduce the eight-plus terms of debt. We have roughly two terms of debt and unleash that M&A capability. With that, we think the upside case would be something closer to a billion dollars with something closer to a 40 plus percent CAGR rather than the base case, 17%.

Every slide I have in here, and there’s not that many, basically just support these seven points. Let’s get into those. Talked about the pure-play first. This is the company at a glance. If you remember nothing else from today, just remember that we are the trusted advisors. We have been doing this for longer than most anybody, a couple of decades now in machine to machine and the Internet of Things. We’ve seen 10,000 use cases. We can help you deploy, manage, and scale. We do it through our IP-based services, connectivity solutions analytics. I’ve talked about a lot of things at the bottom already. Of course, all of the excitement of IoT, eSIM, 5G, et cetera. Let me in the interest of time, move to this next page, which is a nice little summary of our services today.

Think three and a half years ago is when I got to the company. Roughly three years ago, when much of the leadership team around me arrived, we took over a company that was 100% connectivity. In fact, it was 100% connectivity as a service or CaaS, the very top line here. We’ve actually added some connectivity services, specifically connectivity enablement services. It’s relatively small for us, but it’s a nice chunk of revenue that we’ve added. Then we’ve added additional services below that dotted line in the solutions area. Yet the mix has gone down to 74-26 for all of connectivity, CaaS, and CAS. That shows you the momentum of some of our newer services and why we’re so excited about it.

Again, in the base case, we think it will be close to 60-40 as the mix. My suspicion is that if we’re closer to the upside case, in actuality, it’ll be because IoT solutions will grow even faster than how we’re projecting in the base case. This thing could go to 50-50. This thing could go past 50-50 the other direction. Part of that is because the solutions business is chunky. It adds millions of dollars very quickly when you can sell lots and lots of services to customers. Connectivity by itself takes a while to build up steam and is obviously smaller. It’s an ARPU-oriented usage pricing business model. That usage pricing model indicates on the right-hand side, per subscriber, per month, lifetime of the device.

By the way, every time you put a SIM card out there connected device in an IoT deployment, the lifetime of that device is 7 to 10 years. It’s growing because it’s low power, our battery technologies are getting better. These things are now starting to last 10 and 12 and 15 years. We’re pretty much guaranteed of getting the revenue on that device for the lifetime of that device, because there is no business case. It’s way too expensive to send a crew out there, to load a truck out there, to change that SIM card, and to save a few cents on the connectivity plan. There is no business case when a truck roll can cost between $100 and $200. That’s what creates the massive stickiness of this business, the multi-year characteristics, and visibility in this business.

We’ve added a whole series of IoT device management. Again, there was a consulting report I read when I first started this business and when I went out and met our customers. It was remarkable to me. You need 18 partners on average to launch an entire IoT solution. 18 partners. That means you’re probably talking to a couple of hundred, 180 type partners, potential partners, narrowing that down to let’s say 90, 18 areas. Let’s say an RFP for 5 per area. It is just a remarkably complex program. That’s why the Cisco statistic was that two-thirds of all IoT prototypes and proof of concept, they’re either failing or stalling based on data from the first half of the last decade. Well, we’ve learned from those lessons and companies like ours are really here to provide all these services, make it really easy for you to come to one place and get it. That’s the premise of what we do at KORE. Obviously, happy to answer more questions on those services.

A quick view here, the little use case examples on the right are just to showcase what I’ve already said. This isn’t some esoteric, fancy, sophisticated stuff only. Sure, some of this stuff can get pretty sophisticated, pretty mission critical. Some of the stuff is pretty darn simple, but whatever it is, is an opportunity for us to grow and we have massive modes. 44 category integrations, each individually would take about two years to do and cost $1 million to $2 million. That’s what we’ve put together through the series of acquisitions we did between 2012 to 2016 timeframe. Leading platform stacks I’m going to talk about that. Then with our managed services, we provide a lot of industry vertical knowledge, but also FDA regs and ISO certifications and HIPAA and all sorts of-- If you think about our business model as the platform and IP in the middle, we then add adjacent congruent layers of competitive moat above that with everything we do.

Now I’m going into number two. I’m going to do this if I can, just so that you can see the number two there. There it is. We’re onto the point number two, which as you will recall from the initial list of seven was the market. There’s the market going from less than $400 million in 2020 to $7 trillion in 2030, we have close to a trillion dollars in 2025. The market’s roughly three pieces. Connectivity, which is about 5% of the market managed services, apps, and platforms. We started in connectivity only, as you will recall. In fact, rough jungle math, we hit about 60% of the connectivity market when this leadership team arrived, so I call it. We had about 3% of the market that we would address of the IoT market. From that 3%, we’re going closer to 30%. That’s how you get rocket ship growth in the upside case that we’re talking about, is because the ability for us to address market needs is going up by an order of magnitude, as we’ve added a series of those managed services that make up about 20% of the business— or actually over 20%, almost 25% of the market. Then the applications and platforms business also, we are participating in.

Look, the way this market manifests itself more than anything else is the devices. All right? When it’s a $7 trillion market, and it doesn’t really matter if it hits it in 2029 or 2031, the point is it’s heading to that size and there will be 75 billion IoT devices hanging off of there. The consumer devices, which are roughly half the market today, laptops, smartphones et cetera, those grow, but grow at a much slower rate and are the other 16 billion of that 90 plus billion devices hanging off on that.

Just think about that for a second. That’s 9 or 10 devices per human being on the planet, right? Which leads to this massive opportunity to connect these devices, get data off of these devices, and that of course is our opportunity. When you see it going from the 12 to the 75 of the same numbers, you see how the short-range is becoming a smaller and smaller percentage with this over time. That’s your Wi-Fis and your Bluetooths and your Zigbees, the stuff you don’t pay for on a per-usage, per megabyte basis. Then above it is all the licensed and unlicensed cellular and the satellite and so on and so forth.

If you take those same set of services you saw from me earlier and just array those on this 75 billion, you can see that our IoT solutions, managed services, analytic services apply really to all 75 billion. Then our core business of CaaS and our connectivity enablement services apply to the areas above, and you have eSIM, massive IoT, and 5G coming and we will have time to talk about that in Q&A mode. As you all know, once 5G really kicks in for IoT, it is just powering a connected planet in use-cases we haven’t dreamt of yet. In a few scant years, we will see a wave of innovation faster and more volume than we saw in the 4G kit, and there was plenty of innovation with 4G. Suddenly you had Uber and Airbnb, and Snapchat was possible because of the power we had on our fingertips, 5G will again do an order of magnitude there.

Let me get to point 307. I said a couple of times now there’s a lot of complexity. It’s very difficult for customers to implement an end-to-end IoT solution. The most common seven challenges around the left from security at the bottom, to fragmented eco-system, back to my 18 partners point, to the lack of in-house expertise, to the compatibility compliance issues with HIPAA and everything else that I talked about. Our approach to this market is to say, “Look, you need to take seven steps,” and for those of you interested in the appendix of our investor deck, there’s the full 7 by 7 framework as you call it. There’s seven deliverables underneath each of these seven steps here from strategy, through tech selection, through connectivity, through the deployment and operations, and sustainment of the devices out there, through the analytics that most people actually do this for.

You apply our IoT in a box to a customer to try to make it real and say, “Okay, Romil, how do you simplify?” Well, this is a customer, they’re in a cardiac rhythm monitoring, so if you have a pacemaker in your heart or like my father, he has a little monitor near his heart, something has to get the data off of that and have a hub device, gateway device, and monitor. They’re typically on your bedside because the bed’s where you spend several hours a day, and the range of that Bluetooth, in this case, was only 10 or 12 feet at the most. It gathers data on how that heart’s doing and how the patterns are. Then once a day, in my dad’s case, other people that can be depending on the criticality of the patient, that then data has to go back into a health cloud in a physician portal. That’s where our CaaS kicks in.

Our solutions business helps get the device configured, staged, shipped, tested for connectivity, and sent out. Our connectivity business, the right side of this page, just continues to grow. This customer ended last year with almost a million subscribers. We’ll go over that this year. They’ve actually just given us recently a massive upsize order because of all the 2G, 3G replacement volume that they have. We ship on their behalf to 57 some countries. Then when people move, they take their pacemakers with them, so we actually get data for them from 119 countries. The complexity of having to implement that one carrier at a time, by the way, two to three carriers per country, to ensure yourself with connectivity, you wouldn’t get the use case off the ground if you didn’t have a solution like ours at KORE.

I’ve talked about three stacks of IP under step four. The KORE One platform, seven engines, the KORE eSIM platform, and the KORE Hypercore, think cellular core networks. We can integrate these. It’s API everything because it’s a new platform. We spent over $30 million of the $50 million investment we’ve made these last three years on our IP. All of this can be integrated into a customer’s applications, or you can build applications on top of our network, or you can just use our services, just log into our portal and use our connectivity management system called Connectivity Pro, et cetera. I don’t have the time, at least up front, to talk much more about this. Happy to answer questions and talk about specifically these seven engines, which are a fantastic design to use modern technologies to solve the big problems of IoT, like the big data problem, because it’s not just big data. It’s a bigger data than we’ve ever seen. It’s big data streaming all the time, and it takes some unique technologies to actually be able to process it and give it to the customer in a standard format.

I mean the IoT problem fundamentally is a many to one problem. The customer shouldn’t care if it becomes satellite, it becomes this protocol, become 2G in Brazil, then become 4G in the Netherlands, what carrier, how. Shouldn’t care. We should have the ability to bring all that together, aggregate it, and give it to them one way that they want to see it. “Oh, by the way, send some of it to the cloud please, because I have applications running on Amazon.” It’s a massively complex business problem that KORE has figured out how to solve over two decades.

I talked a lot about our revenue visibility, I talked about why there’s revenue visibility. This just makes that point that looking out into 2023, and I have a business that we can say we have about 90%, 91% visibility into, “Here’s the base case.” The base case says $414 million of revenue in 2025. I talked about the EBITDA going up from 27% and 28% to 34%. Now, we may choose to invest some of that and get a better top-line growth going. Those are conversations that we at KORE board can have. We certainly think we can be a rule of 40 player out in the communication SaaS business. By the way, look at that free cash flow. I talked about highly profitable, high free cash flow business, $350 million of free cash flow thrown off at this base case level.

Again, if the upside case that would be more, could we choose to put some of it to work in very accretive M&A? Those sorts of things. You can see the company is on the move. The transformation that we’ve been working on for the last two and a half years is starting to pay off, real inflection point, total contract value growing leaps and bounds. By the way, when you get that flywheel of getting connected SIMs out there, if you look at our growth forward customers here on the right side of this page, we ended Q1 last year with 8.9 million SIMs with them. We ended Q4 with 10.9. Again, these things are revenue for 7 and 10 years. It’s that building excitement that I talk about.

As we get to the end of the presentation here I want to just— Oops, didn’t move. Why does it keep stopping and going back? Let’s do it this way. This is the upside case. The upside case basically takes our base case organic growth of customers growing at 20% and the cross-sell opportunity that’s huge a cross-sell opportunity in front of us, adds in two new sets of investments we’re making, pre-configured out to solutions in the industries of focus, an edge in AI analytics. We think we can get closer to 700 organically. You have 200 or 300 million with M&A, you can get to a billion dollars in this business. I’m now going to just leave this page up here for you to observe and come to your own conclusions around how we think our valuation is, let’s just say, very reasonable compared to some peers out in the market. Kristi, I will turn it over to you to start asking questions while folks can look at this on their own.

Kristi: Great. Thanks, Romil for the presentation. We’re now going to move to the Q&A portion of the webinar. I’d like to remind all of our viewers, you can submit your questions if you haven’t already, by clicking the Q&A button at the bottom of your Zoom window. With that, let’s begin with the Q&A. First question, as the world becomes more interconnected through the internet, and as more humans operate several devices throughout their day, where are your most immediate growth opportunities across industries, and what are the biggest challenges?

Romil: That’s a great question to kick us off, so thank you. Look, it’s really quite interesting to observe how industry sector by industry sector, and really within those sectors and segments, use case by use case, the adoption of IoT is accelerating, right? When you think of the term IoT, most people would say it started with fleet-connected car. The whole telematic space is where IoT became real, and we would largely agree. By the way, the name of the company, at one point, was KORE Telematics. Fleet management as an industry was our largest industry vertical up until the last year. Then two things happened. We acquired a little business called Integron to really turbocharge our IoT managed services and that whole new solutions play because they’d been doing it for a while. They happened to be a majority revenue in what we call Connected Health.

You took our fastest-growing, not our largest at the time, but our fastest growing industry of Connected Health, you took the Integron catalyst, and then you take the pandemic where, in 14 or 15 months, we’ve seen more than 14- or 15-years’ worth of adoption of IoT technologies in Connected Health and Connected Health coming into our largest industry last year. About a third of our business was connected to health last year, a little less than a quarter of our businesses’ fleet. You can just see the excitement of what’s coming in terms of— Let me actually, even as I’m talking, bring up our industry chart from our investor deck, if I can.

Anyway, just so you understand our five-industry focus verticals are fleet and Connected Health, of course, we’ve talked about, asset monitoring, communication service providers, and perhaps the fastest-growing out of them all is industrial IoT. If you heard about Industry 4.0 and IIoT, some people think half of the total of 75 billion devices will, in some way, be around industrial. That’s where we see the growth coming from in the future, Kristi.

Kristi: There’s a question here about that. Of those five KORE target industries, which of these do you expect the most growth in the coming years?

Romil: You know what? If I am going to get couple more questions on this, I am going to go to the other deck and, of course, it’s all public information. A new one didn’t come up?

Kristi: I’m sorry, what was that?

Romil: Did the new presentation start showing or no?

Kristi: It looks that way, yes.

Romil: All right. Let me try this again. All right. What’s coming up?

Kristi: It says valuation benchmarking.

Romil: It’s still showing the old one. Let’s not worry about it. I was just going to bring up the slide from the main investment deck that’s out there for public to see, to showcase the five industries. Look, there’s very specific CAGRs on there, asset monitoring is the fastest growing of them at 34% CAGR. You could take a point of view that says, “We’ll grow with those industries,” and you could be mostly right. I will tell you, however, that in the spirit of focus, and in the spirit of big bets, and I’m a big believer in big bets, that may not be the way it pans out for us. We are contemplating a double down into Connected Health right now, for example. Anyway, it’s possible for us that uniquely, and perhaps not what you might think from the outside looking in, that some of our actually larger industries today that may have slower market CAGRs might actually have higher CAGRs for KORE uniquely based on where we are placing our investments and our bets.

Kristi: Got it. Thanks, Romil. This next question, actually, and maybe, Nick, you can jump in here as well, it says, “It seems to me that this company should trade at 10 to 15 times revenue. How did Cerberus manage to get this thing so cheap?” [laughs]

Nick: That’s a great question. That’s a great question. Look, we actually do feel lucky that we managed to affect what I think is a pretty attractive valuation for our shareholders, and for five shareholders, and for any new prospective shareholders on the phone. Look, we would agree that this thing has incredible potential. I don’t want to speak for Romil and ABRY, but I think the idea was to create a valuation that was attractive enough for folks, for folks to come in. We think is a really nice, interesting inflection point, and create a really nice launchpad for further upside.

Look, going back to what Romil said earlier about the $1 billion revenue plan over five years, we at Cerberus are going to do everything we can to make that $1 billion revenue come to fruition. When you start to get on that path, then I think we can really start to grow into those types of multiples, and I think it’s very possible. Romil, I want to pass it over to you because I think we both together had some really interesting conversations throughout this SPAC process with analysts that are going to ultimately end up covering our stock, and I think there are going to be some analysts out that, [inaudible 00:30:00] that’s where this company should [inaudible 00:30:04].

Romil: No, I think that’s really well said [crosstalk].

Nick: Yes, [unintelligible 00:30:08].

Romil: Sorry, it was breaking up, so I thought you were done, but I’m not. I think that’s really well said. The only thing I’m really going to add to that is this little second bullet here under valuation, existing owners of common stock, including ABRY Partners who Nick mentioned, are expected to roll 100% of that common— Not expected. They are rolling 100% of their common equity. In other words, every dollar that we are raising through, of course, the SPAC, that CTAC raised before as part of their IPO, and then through the pipe, which we upsized because we had demanded around 2X of what we were asking for, every dollar, net of expenses for this transaction, is going to write down our debt, which tells you that the investment thesis is strong in the minds of my current board, so to speak.

Kristi: Great, thanks to both of you for answering that. Actually, Nick, we do have a follow-up question to that one and, they say, “Cerberus is massive, and you have massive deal flow.” They wanted to ask how, if you could walk us through your process and how you landed on the KORE?

Nick: That’s a great question. Look, I think what’s interesting and differentiated about Cerberus is we have this incredible group, internally, it’s called [inaudible 00:31:33] and [inaudible 00:31:34] it’s a group of about 100 men and women that are from industry, deep operational know-how, a lot of them former C-suite in nature, and they’re all in house. I think, from our competitive standpoint, there are a lot of competitors out there, I think, that have great advisory networks. Typically, they’re outside, we’ve got them inside. My partner, Mike Palmer, and I have been working deals with a lot of these advisors in this technology and tech arena for a number of years.

Unlike a lot of SPACs out there where SPACs have to go out and lure in board members and management teams, we have them in-house. When you have a team of folks like Tim Donohue, who, led Nextel and ultimately Sprint, when you’ve got people like Shaygan Kheradpir, who was a very senior guy at Verizon, and then became the CEO of two tech companies, when you got the former CTO of Nokia, on your board, Hossein Moiin, and so on, so forth. The list goes on and on. We’ve been working technology with these guys for a number of years, and we didn’t wake up one day wanting to get into SPAC business. We actually were looking at a number of deals that ultimately ended up going the SPAC route, and we said, “Well, why don’t we create a product to allow us to capitalize on these types of opportunities?” and so and away we went.

Because Mike Palmer and I were focused on this opportunity set, we had a backlog of names to the tune of about 100, and because we had a great prior relationship with ABRY, KORE was already on our list. When we got going, we got IPO vis-a-vis the SPAC. KORE was one of the ones that we gravitated to early on. We had about five names early on that we did a very deep dive on, and it was very clear from the get-go, that KORE was over and above the best option. We’re uniquely positioned to help Romil and help Romil take this company to the next level. I’ll Romil speak for himself, but I think Romil felt the same way. I think it’s a really, really unique partnership that we’ve established here.

Romil: Again, that’s really well said. Look, what impressed us, because when ABRY, when my current board came to me, came to our exec team and said, “We’ve talked often. In fact, we’ve talked for almost three years now about an IPO being a logical strategic alternative for this company.” You look at this company, and you look at the recurring revenue characteristics, and the visibility characteristics, you look at the fact that several members of the management team, me, the CHRO, the CFO, et cetera, had public company experience before. That’s not always the case when small mid-cap, private equity-owned businesses have that kind of, if you will, breadth of characteristics of a really good public company.

We’ve been talking about this for a while, and then when they said, “Hey, look at the credibility of Cerberus as a sponsor, look at the quality of the advice [unintelligible 00:34:35],” my first Zoom call, which I thought might be my last zoom call if I wasn’t going to make it through the 100 assets that these guys were looking at, I was blown away. The CEO of CTAC, Tim Donahue, Nextel’s as mentioned, CTO, Shaygan Kheradpir was CTO of Verizon before me. Just go down the list and you go, “Wow. I mean, the connectivity, the experience that—” If I was to summarize it for us, as execs, and really, as shareholders of the current KORE, the three big reasons to go public, the financial flexibility point I’ve talked about before with writing down our debt and firing up M&A, et cetera, the obvious brand, and visibility.

Some of the people that have taken very big stakes in us through the pipe process will become some of my largest customers, by the way, as I talked to all of their portfolio companies, as an example of that brand visibility. Then third, the connectivity and strength of Cerberus and CTAC advisory group, et cetera. There are three really good reasons for us to say yes to taking the call from CTAC.

Kristi: Yes. That makes a lot of sense. Pivoting that to another question, KORE has a very well-established history of integrating strategic transactions. Upon the closing of this transaction, the SPAC transaction, will you continue to focus on organic growth, or will you continue to be aggressive with acquisitions?

Romil: I don’t know that I would say aggressive with acquisitions. Again, one of the big reasons for us to do this is that, when you have a clear winning strategy, you have a market that is supporting and has the tailwinds that we have, shame on us if we don’t accelerate the unlocking of shareholder value here by putting M&A to work as a strategic weapon. If we can do it with accretive, responsible, not for the sake of growth than for the sake of customers, I think we’ve showcased here that we don’t need M&A to grow. If we can bring in talented team members, my CEO of KORE Connected Health was the CEO of Integron before we did that acquisition. If I could snap my fingers and do an Integron-like acquisition for every one of the five industries and bring in great talent and capability, it’d be a no brainer because I need these industries to be little $200 million companies, each of them, for us to be that billion-dollar dream. I would say that when there’s a people fit, a cultural fit, a capability fit, a strategic fit, we will be unhesitating on M&A.

Kristi: Fantastic. There is another question here, asking you to maybe simplify the complexities of IoT. Can you maybe give an example of how KORE provides seamless IoT solutions to its customers?

Romil: Yes, let me actually go back to this case study and spend a minute more because maybe I went a little fast there. Where do we go? This really is a pretty good example. Again, in the appendix of our investment deck, which I keep having trouble when I try to share it on the other side— You know what? Let me try one more time and if that still doesn’t work, I will just stop doing it. [chuckles] All right, let’s try this. Please tell me you’re seeing a different chart. Are you seeing a different deck?

Kristi: Yes, but it’s all in tiles. Oh, there we go. It says KOREs IoT Managed Services Portfolio.

Romil: You see it now?

Kristi: Yes.

Romil: Perfect. Let’s really bring this question or what is the complexity of IoT to life because I can see why some of you might be saying, “Tell me why this is complicated.” I’m telling you, it doesn’t seem that complicated when you ask for it to be shipped to you and it shows up in a box and there’s a little hub device and a little thing that connects into your monitor and starts to run a wireless basis connect to your pacemaker in your heart. It’s built that way. It’s designed that way designed to work out of the box and be really simple. We work really, really hard to make it look simple. Underneath it, all of these things are happening. Those seven things that I talked about in the one-stop-shop, that’s those seven things. The seven deliverables underneath them is the seven things. Don’t worry. I’m not going to go through 49 here. I’m just trying to represent why it is that two-thirds of prototypes and proof of concepts fail, and people don’t get their business cases right, and just managing the technology.

Let’s take a simple example. The example I’ve been using in these roadshows and pipe conversations is a manufacturer of washing machines. If I need to connect washing machines in 50 countries because I ship to 50 markets, I need about 100 to 150 carriers that I need to partner with. In the US it would be AT&T, Verizon, T-Mobile. Just that lens for so much complexity, because that’s 100 to 150 contracts, that’s 100 to 150 different IoT platforms, you have to log in for every one of those carriers, and order provision SIMs to 150 bills to reconcile at the end of the month, 150 phone numbers you got to call for support. We bring all of that down to one screen, no matter what the technology is, what the device is. We call it our multi-multi-multi. Multiple devices, multiple technologies, multiple countries and regions of the world, multiple protocols, that many-to-one type problem that we solve in IoT. By the way, all of that is just under number three, the connectivity part of this puzzle.

You take that complexity across all of this and we’re very transparent with our customers, we tell you what we do ourselves. For example, if I [unintelligible 00:40:38] this out, everything in green, we do ourselves. You would expect KORE to do everything under three because that’s what we’ve done for 20 years. Everything there is green. In other areas, not everything is green. In many cases, we have to work with partners to do it. Those are in blue. Then some things we just absolutely don’t do, and we outsource entirely. We have this conversation transparently with the customer, the customer says, “Okay, I want you to just give me names of the partners in some of these areas, and I want to pick them myself,” or “You know what, I don’t care, KORE. You guys know how to do this stuff, you just take it please as the prime, if you will, solution integrator, and you just help me do it.”

The visual I want you all to have is that the little tip of the iceberg that you see above the water, that’s the end-to-end solution of our customer to you. That little simple box that shows up when you put to use, whatever. It might be continuous glucose monitoring or whatever. That 90% of that iceberg is under the water. all that complexity that goes into it, that’s where we want to be. I never actually want to compete up at the top. I never want to be the next continuous or next best continuous glucose monitoring provider. I’m not asking you to invest in me because I’m saying I’m going to be the best anything. The only thing I’m going to be best at is working and putting the efforts of my customers to deploy successfully and help them be successful. Some of them will be absolute unicorns and we will grow with them. It’s a pure-play diversified IoT bet like I don’t believe there is out there.

Now let’s take that same cardiac rhythm monitoring use case that we used in the other case. Every time this customer has to deploy, we’ve talked about it, you got to do all of this. 57 countries would have taken 57 times doing all of this. All the things we do at KORE for them are highlighted on here in blue. From what connectivity should we use, in which country, what hardware, et cetera, what refinements do we need to make to the solution set? Is it all certified and right that the network will allow us to connect when it gets there? Of course, everything in connectivity, but think about what we do with the devices. They place one purchase order with us somewhere around 45 days before the quarter starts and they tell us how many devices they want shipped in the next quarter. That’s it. That’s how simple we make this for the customer.

From there on, the devices actually are manufactured by a third party, are shipped to us, we configure it top to bottom, right firmware, right software, put a SIM in, and make sure it is connecting. We stage it, we kit it, we ship it, we support it. If for some reason it doesn’t work right out of the box, we support it. When the patient or the consumer calls, we answer the phone calls, we take care of all of that. Any returns that need to happen, all of this is made simpler. By the way, underneath all of that is our CaaS service and all of that IP, because again, getting data from 100 plus countries shipping into 57 countries, this is the stuff that most people would fail due to, and we enable that success. I’m hoping all of those words, Kristi, helped with that answer.

Kristi: Yes, very much. Thanks, Romil. Next question here says, “KORE seems to be a company with real revenue, real EBITDA, and real prospects, which is a little bit different than some of the other, maybe SPAC-target companies we’ve seen. Why did you choose the SPAC route to go public?

Romil: It’s again, a really good question and probably a pertinent question given the times we live in and some of the potential accesses that the SEC is and should be looking at et cetera. Again, these are the things we just don’t worry about. As I actually said a little while ago, we’ve talked about a potential public exit forever. I won’t hazard a probability on it because maybe the number in my head is different from my chairman or somebody on my board, but there was some probability that we would have chosen to go an IPO route anyway in the next couple of years.

Again, for us, it wasn’t trying to jump on some current wave. For us, it was very sound logic for why we should go public. The delevering, the financial flexibility, the M&A enablement, the brand, and visibility. We’ve been hard at work for three, three, and a half years, and yes, our transformation is not done. I talk about a five-year transformation that we’re continuing to work through, but we’ve been a really well-kept secret.

If you knew KORE at all, you probably still think of us as an IoT connectivity company. Now we do all of this, not just step three. Just telling the story is high value. Then you add all of the CTAC quality advisory, Cerberus behind you, [their] credibility and you say, “Hey, this is a short form. It’s not going to take us 18 to 24 months of distraction. This will get done in six to nine months,” and seemed like a really compelling way to go. That’s why this October-ish timeframe, we accepted that first Zoom call with Mike and Nick.

Kristi: Got it. Makes a lot of sense for sure and especially with the value add of Cerberus. All right, so next question here asks if the company is on pace to grow revenues to one billion in five years, it will be growing at approximately 30%. Given that prolific growth profile, do you think a company like Amazon could take this thing private at a 3 billion to 5 billion valuation?

Romil: I don’t know that you mean take it private because Amazon’s a public company itself, but I think it’s an acquisition question really, isn’t it? You know what? First of all, it’s a little bit tricky territory because I don’t get to speak on behalf of an Amazon or really anybody else’s M&A strategy. Let me say a couple of things that I think would be useful to the question. First, I’ll agree with the hypothesis that’s really being floated here which is, could we be a target for somebody that just feels like they have to play an IoT, or what have you? Could we be sure? I joked about how there’s a small chance we could be the public company with the shortest stint as a public company or something. Again, none of us knows that.

I would say that the person asking the questions got that correct thinking around this because we’ve got a forward-leaning strategy that I don’t think anybody else has around in terms of being able to catch up with us. Now, that doesn’t mean I’m not going to stay paranoid, by the way. We work awfully hard. Anyway, so that’s the first thing I would say. The second thing I’ll say is specific to the Hyperscalers and the HyperCloud debts. They are not necessarily looking to control this last mile of connectivity. If you think about their business models, they are 100% focused on getting more devices, more machines working on their back-end services, using their compute and storage. They’re investing in edge and edge technology companies that sit on those devices and can connect directly, et cetera, et cetera.

We are their best partners. Our entire IP stack that I’ve talked about is highly complementary with the Hyperscaler. One of the three Hyperscalers in particular, I don’t think I need to name them, but one in particular, is working with us on a half dozen or seven different projects right now. That’s how closely we’re collaborating with them and obviously, we think there’s a payoff there in terms of getting the share of the volume that’s going on now.

Kristi: Got it. Thanks. Actually, this is a question probably best directed toward Nick. Can you give us a sense of the timeline when you think the shareholder vote might be, approximately?

Nick: Good question. I think we’re targeting end of June/early July. Keep your eyes peeled for continued press releases out of the company, keep your eyes peeled for a little snapshot or taste of what Q1 looks like. Then once we get into the June, we’re going to get very active again, as we get closer to the official de-SPAC and shareholder vote.

Not to speak for Romil, but the company has continued to form very well. There’s been some great press release announcements, some great partnerships that have been established. We feel very good about the de=SPAC process, and we think that’s going to line up end of June or early July. Romil, anything to add there?

Romil: I think you nailed it. We’re around into the SEC now. The SEC’s first set of comments we responded to as of last Friday, the 14th of May. Depending on when we get the next round of responses, depending on how long that list is, is there a third round? Et cetera. It’s like Nick said, late June, July is our best guess at this point.

Kristi: Great. Well, we are running up on two o’clock. We probably have time only for one more question. This one asks, “You mentioned that you expect revenue to double by 2025. Is that based mostly on expected 5G adoption or is it M&A pipeline or something else?”

Romil: When you say double, you’re talking about the 200 and something to go to the 400 and something. You’re looking at our base case. I just want to establish that as my first comment because the [unintelligible 00:50:52] is clearly a 5X type thing, not a 2X type thing. You’re talking about our base. Our base case is purely organic growth and has no M&A baked into it. The M&A is baked into the upside case and, of course, we’re not asking for any credit for the M&A type activity in terms of underwriting to the future model. Our growth is we’re very confident in those numbers and we’re uniquely not dependent on any one technology. The beauty of being a global independent that gets to work with different carriers, different technologies, is that our job is to make our customers’ IoT deployments and use cases work. The demand is there today and we’re going to fill it with the technologies and networks available today.

Depending on who you speak to, 5G for IoT, specifically answer that question, is a couple of years away in terms of really getting mature. In my own chart that I showcased to you earlier, I had it out there as the third of the three big drivers. I actually think eSIM is going to be a much bigger driver of IoT growth, LPWA is going to be a much bigger driver of growth for the next three to five years, and it will really be 5G in the second half of the decade. Bottom line that, if 5G was delayed another 6 months, another 12 months, it makes not an iota worth of difference. Our confidence in the $414 million number is not impacted at all.

Kristi: Okay, got it. Great answer. Actually, I’m going to slip in one more question here, and maybe, Puneet, maybe you can answer this one. It says, “Can you discuss how you compensate and use wireless networks to connect to your customers’ IoT devices. Do you use your own wireless networks or not?”

Puneet: We typically buy base bandwidth from carriers such as AT&T, Verizon, T-Mobile. We have 30 carrier relationships across the globe. We are paying them typically on a per band per SIM charge plus user charges. That’s the general model. We’re buying the base level connectivity but the IP network on top is our own, the platform management is definitely our own. That allows customers to manage hundreds of thousands, millions of SIMS really on our platform. It’s a lot of value addition on top of the bandwidth that we’re actually buying from the carrier networks. I wouldn’t say we’re a reseller in that sort. There’s a lot of value addition on the level.

Kristi: Got it, okay. Great. I think that does it for us. I’d like to thank the team to both KORE and CTAC for joining us today as well as the audience. Look for a replay to be circulated in the next day or two. Thanks, everybody for joining, and have a great afternoon.

Romil: Thanks very much. Thanks for having us, Kristi. Goodbye.

Puneet: Good, Kristi.

Kristi: Bye-bye.

[00:53:52] [END OF AUDIO]

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving CTAC and KORE. CTAC and Pubco filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of CTAC and a prospectus of Pubco, and CTAC will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of CTAC, seeking required stockholder approval. Before making any voting or investment decision, investors and security holders of CTAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by CTAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CTAC with the SEC may be obtained free of charge from CTAC’s website at www.cerberusacquisition.com or upon written request to Cerberus Telecom Acquisition Corp., 875 Third Avenue, New York, NY 10022.

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CTAC, KORE and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CTAC, in favor of the approval of the merger. Information regarding CTAC’s and KORE’s directors and executive officers and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations. These statements are based on various assumptions and on the current expectations of CTAC or KORE’s management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CTAC and/or KORE. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; risks related to the rollout of KORE’s business and the timing of expected business milestones; changes in the assumptions underlying the KORE’s expectations regarding its future business; the effects of competition on KORE’s future business; and the outcome of judicial proceedings to which KORE is, or may become a party. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that KORE presently does not know or that KORE currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect KORE’s expectations, plans or forecasts of future events and views as of the date of this communication. KORE and CTAC anticipate that subsequent events and developments will cause these assessments to change. However, while KORE and/or CTAC may elect to update these forward-looking statements at some point in the future, each of KORE and CTAC specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing KORE’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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